                Financial Statements and Supplemental Schedules

               AmeriSource Corporation Employee Investment Plan

      December 31, 1999 and 1998 and for the year ended December 31, 1999 with Report of Independent Auditors

                            AmeriSource Corporation
                           Employee Investment Plan

                Financial Statements and Supplemental Schedules

      December 31, 1999 and 1998 and for the year ended December 31, 1999



                                   Contents

Report of Independent Auditors.............................................  1

Audited Financial Statements

Statements of Assets Available for Benefits................................  2
Statement of Changes in Assets Available for Benefits......................  3
Notes to Financial Statements..............................................  4


Supplemental Schedules

Schedule of Nonexempt Transactions.........................................  8
Schedule of Assets Held for Investment Purposes at End of Year.............  9


Signatures.................................................................  10


Exhibit Index..............................................................  11
Exhibits


Consent of Independent Auditors............................................  12

                        Report of Independent Auditors

Trustees of the AmeriSource Corporation
Employee Investment Plan

We have audited the accompanying statements of assets available for benefits of the AmeriSource Corporation Employee Investment Plan as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999 and of nonexempt transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP
Philadelphia, Pennsylvania
May 17, 2000

                            AmeriSource Corporation
                           Employee Investment Plan

                  Statements of Assets Available for Benefits



                                                 December 31
                                             1999          1998
                                         -------------------------
Assets
Investments                              $53,068,412   $47,331,738

Receivables:

 Participants' contribution                  265,859       280,385
 Employer's contribution                   1,225,303     1,441,534
                                         -------------------------
Total receivables                          1,491,162     1,721,919
                                         -------------------------
Assets available for benefits            $54,559,574   $49,053,657
                                         =========================


See accompanying notes.

                            AmeriSource Corporation
                           Employee Investment Plan

             Statement of Changes in Assets Available for Benefits

                         Year ended December 31, 1999


Additions:
 Investment income:
   Net appreciation in fair value of investments         $ 2,867,979
   Interest and dividends                                  4,105,439
                                                         -----------
                                                           6,973,418

 Contributions:
   Participants                                            5,850,880
   Employer                                                1,225,303
                                                         -----------
                                                           7,076,183
                                                         -----------
Total additions                                           14,049,601

Deductions:
 Benefits paid to participants                             8,543,684
                                                         -----------
Net increase                                               5,505,917

Assets available for benefits:
 Beginning of year                                        49,053,657
                                                         -----------
 End of year                                             $54,559,574
                                                         ===========


See accompanying notes.

                            AmeriSource Corporation
                            Employee Investment Plan

                         Notes to Financial Statements

                               December 31, 1999

1. Description of Plan

The following description of the AmeriSource Corporation Employee Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. Participation is limited to salaried office or sales employees and certain hourly personnel of the Company who have at least six months of continuous employment or 1,000 hours of service during twelve consecutive months beginning with the first hour of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute between 2% and 18% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributed an amount equal to 50% of the participants' contributions up to 6% to the Plan during 1999. Additional amounts may be contributed at the option of the Company's Board of Directors.

Upon enrollment, a participant may direct employee and employer contributions in 5% increments to any of the Plan's fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 1999. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest 25% per year after two years of credited service in the Company's contribution until they are 100 percent vested after five years of credited service.

Payment of Benefits

On termination of service, if the participant's account is less than $5,000, a participant will receive a lump-sum amount equal to the vested value of his or her account. The participant will have the option to leave his or her account in the Plan if the balance is greater than $5,000.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The common stock is valued at the closing value of the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)


2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3. Investments

During 1999, the Plan's investments (including purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                                           Net Realized and
                                                              Unrealized
                                                             Appreciation
                                                            (Depreciation)
                                                           in Fair Value of
                                                              Investments
                                                           ----------------
           Common stock                                      $(1,330,501)
           Shares of registered investment companies           4,198,480
                                                           ----------------
                                                             $ 2,867,979
                                                           ================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                           December 31
                                                      1999            1998
                                                  ----------------------------
        Fidelity Investments:
          Magellan Fund                           $24,158,443     $21,430,570
          Equity-Income Fund                        8,870,513       9,082,813
          Intermediate Bond Fund                    2,653,560*      2,726,839
          OTC Portfolio                             4,383,627       2,145,492*
          Retirement Money Market Portfolio         7,845,700       6,801,071

* Investment is not 5% or more of the Plan's fair value, but included for comparative purposes.

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)



4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 16, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Subsequent Event

Effective January 1, 2000, the AmeriSource Corporation Board of Directors approved the merger of the C.D. Smith Drug Company 401(k) Plan into the Plan. The effect of the merger increased the Plan assets $2,539,766.

Effective March 1, 2000, the AmeriSource Corporation Board of Directors approved the merger of the C.D. Smith Drug Company Employee Stock Ownership Plan into the Plan. The effect of the merger increased the Plan assets $22,377,200.

                            AmeriSource Corporation
                           Employee Investment Plan
                            EIN-23-2353106 Plan-010

                            Schedule G, Part III -
                      Schedule of Nonexempt Transactions

                         Year ended December 31, 1999


                                                                    (c)
                                                     Description of transactions
                                     (b)              including maturity date,
                            Relationship to plan,         rate of interest,
            (a)               employer or other      collateral, par or maturity
Identity of party involved   party-in-interest                 value
--------------------------------------------------------------------------------

AmeriSource Corporation     Employer/Plan Sponsor    Participant contributions
                                                     of $280,384 were withheld
                                                     from participants' pay
                                                     during the month of
                                                     December 1998 but were not
                                                     remitted to the Plan's
                                                     Trust within 15 business
                                                     days following the month in
                                                     which such amounts were
                                                     withheld. This constituted
                                                     a $280,384 loan from the
                                                     Plan to the Plan Sponsor
                                                     for the period January 25,
                                                     1999 until January 27,
                                                     1999, the date the
                                                     withholdings were deposited
                                                     to the Plan's Trust. The
                                                     Plan Sponsor intends to
                                                     make an additional
                                                     contribution to the Plan
                                                     during Plan year 2000 which
                                                     will represent lost
                                                     earnings as a result of the
                                                     late deposit to the Plan's
                                                     Trust.


Columns (d) through (j) are not applicable.

                            AmeriSource Corporation
                           Employee Investment Plan
                            EIN-23-2353106 Plan-010

                              Schedule H, Line 4i
        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                              Description of
                                      Investment, Including Maturity
                                      Date, Rate of Interest, Par or
  Identity of Issue, Borrower,               Maturity Value                    Current
   Lessor, or Similar Party                                                     Value
-------------------------------------------------------------------------------------------
*Fidelity Investments
   Magellan Fund                             176,817 shares                   $24,158,443

   Equity-Income Fund                        165,866 shares                     8,870,513

   Intermediate Bond Fund                    271,881 shares                     2,653,560

   OTC Portfolio                              64,494 shares                     4,383,627

   Asset Manager Fund                         91,861 shares                     1,688,397

   Retirement Money   Market
     Portfolio                             7,845,700 shares                     7,845,700

   Overseas Fund                               2,953 shares                       141,772

   Spartan U.S. Equity Index Fund             15,100 shares                       786,558

   Freedom Income Fund                           465 shares                         5,265

   Freedom 2000 Fund                           2,229 shares                        28,950

   Freedom 2010 Fund                          11,008 shares                       163,685

   Freedom 2020 Fund                           5,003 shares                        81,943

   Freedom 2030 Fund                           6,414 shares                       108,267

*AmeriSource Corporation Stock               115,681 shares
   Fund                                        of common stock                  1,756,964

 IKON Corporation Stock                        57,943 shares of
   Fund                                            common stock                   394,768
                                                                              -----------
                                                                              $53,068,412
                                                                              ===========

*  Indicates party-in-interest to the Plan.

"Cost" is not applicable as all investments are participant directed.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                AMERISOURCE CORPORATION
                                                EMPLOYEE INVESTMENT PLAN
                                                (Name of Plan)

                                                By:/s/ John A. Aberant
                                                   -------------------
                                                       John A. Aberant
                                                       Benefits Committee

Dated: June 27, 2000

                                 Exhibit Index


Exhibit                                                         Page
-------                                                         ----

23              Consent of Ernst & Young LLP..................    1